April 19, 2022

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Erin Donahue; Geoffrey Kruczek

Washington, D.C. 20549

Re:	AURI INC
Registration Statement on Form 1-A Filed March 15, 2022 File No. 024-11830

Dear Ms. Donahue and Mr. Kruczek:

We have reviewed your response letter, dated March 29, 2022, and have made the requested adjustments. Below is a detailed response to your letter and enclosed is a revised Offering Circular. Please let us know if you have any further concerns.

Form 1-A filed on March 15, 2022,

Financial Statements, page 37

1.	Please update your financial statements in accordance with subparagraph (a) of Part F/S on Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Response

In response to the Staff’s comment, this has been addressed. Please see the table “Index to Consolidated Financial Statements”, Page 37. The index to consolidated financial statements as well as the corresponding financial statements have been updated to year ending December 31, 2021.

Should you have any additional questions or comments please contact our counsel, Jonathan Leinwand at 954-903-7856 or jonathan@jdlpa.com.

Sincerely,

/s/ Edward Vakser

Edward Vakser

Chief Executive Officer

AURI INC.

cc:       Jonathan D. Leinwand